UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-16751

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WellPoint, Inc.

120 Monument Circle

Indianapolis, IN 46204

REQUIRED INFORMATION

The WellPoint 401 (k) Retirement Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Schedule

December 31, 2008 and 2007 and for the

Year Ended December 31, 2008

With Report of Independent Registered Public Accounting Firm

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

Audited Financial Statements and Schedule

December 31, 2008 and 2007 and for the

Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Pension Committee of

ATH Holding Company, LLC

We have audited the accompanying statements of net assets available for benefits of the WellPoint 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Indianapolis, Indiana

June 22, 2009

WellPoint 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments	$2,415,397,417	$3,282,933,294
Receivables:
Contribution receivable from employer	2,122,265	2,118,578
Contribution receivable from participants	12,824	18,776
Receivable from investment transactions, net	30,004	10,941

Net assets available for benefits	$2,417,562,510	$3,285,081,589

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

Additions
Investment income	$82,865,779
Contributions:
Participant	173,838,365
Rollovers	9,456,352
Employer	109,177,159
Transfer of assets	3,912,551

Total additions	379,250,206

Deductions
Net depreciation of investments	996,894,222
Benefit payments and withdrawals	248,660,944
Administrative fees	1,214,119

Total deductions	1,246,769,285

Net decrease in net assets available for benefits	(867,519,079)

Net assets available for benefits at beginning of year	3,285,081,589

Net assets available for benefits at end of year	$2,417,562,510

See accompanying notes.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of the Plan

General

The WellPoint 401(k) Retirement Savings Plan (the “Plan”) is a defined-contribution plan, which was established to provide savings opportunities for employees of WellPoint, Inc. (“WellPoint”) and certain of its subsidiaries (the “Participating Employers”). Employees of the Participating Employers are generally eligible to participate upon employment. The Plan Sponsor is ATH Holding Company, LLC, a wholly owned subsidiary of WellPoint, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Merger and Transfer of Assets from Other Plan

Effective March 31, 2008, the frozen Lumenos Inc. 401(k) Profit Sharing Plan & Trust (the “Lumenos Plan”) was merged into the Plan. Total assets of $3,912,551 were transferred from the Lumenos Plan to the Plan. Participants of the Lumenos Plan became eligible to participate in the Plan effective January 1, 2006.

Participant Accounts

Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant’s account is credited with the Participant’s contributions, allocations of the Plan Sponsor’s contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and certain administrative fees. Participant accounts are Participant directed. Forfeited balances of terminated Participants’ nonvested accounts are used to reduce future Plan Sponsor contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s account.

Contributions

Participants may make voluntary pretax contributions of 1% to 60% of eligible compensation annually, as defined in the Plan document, subject to limitations imposed by applicable Internal Revenue Service (“IRS”) regulations. Eligible employees who do not make an election within 30 days of date of hire are automatically enrolled in the Plan for pretax contributions of 4% of eligible compensation. After the Participant has completed one year of service, the Plan Sponsor will match up to 100% of the first 6% of the Participant’s eligible compensation contributed as a pretax contribution.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participants who attain age 50 by the end of the plan year may elect to contribute additional amounts to their account as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 and as provided by the Plan. A “catch-up contribution” enables Participants to contribute additional funds beyond the regular IRS limits as they near retirement. Catch-up contributions are not eligible for matching contributions.

Participants direct their elective contributions into various investment options offered by the Plan, including the WellPoint Stock Fund and a brokerage option account. Participants are permitted to change investment options daily. Plan Sponsor contributions are allocated in the same manner as that of the Participant’s elective contributions.

Vesting

Active Participants are immediately 100% vested in employee and employer contributions and any earnings thereon. Participants in former plans of acquired companies who were not active employees at the date the plans were merged into the Plan may be subject to separate vesting schedules.

Benefit Payments and Withdrawals

An active Participant in the Plan may make a complete or partial in-service hardship withdrawal of the amounts held in the Participant’s account attributable to the Participant’s pretax contributions, rollovers, pre-2006 employer match, and income allocated to the pretax contribution account. The in-service hardship withdrawal must be necessary in light of an immediate and heavy financial need of the Participant due to one of six causes specified by the Plan, and the Participant shall have obtained all other withdrawals and nontaxable loans provided by the Plan.

Participant contributions to the Participant’s pretax account are suspended for the six months following a hardship withdrawal from a Participant’s pretax account. A Participant may make a withdrawal of voluntary after-tax contributions at any time. Additionally, after attaining age 59 1/2, a Participant may withdraw Participant and Plan Sponsor contributions for any reason.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefit Payments and Withdrawals (continued)

Upon termination of employment, the Participant is entitled to receive the fully vested current value of his or her account. If the current value of the vested account is less than $1,000, the account is paid in a lump-sum payment. If the vested account value is more than $1,000 but less than $5,000, the account will be rolled over into an IRA unless the Participant elects otherwise. If the vested account value is more than $5,000, the Participant may elect to keep amounts in the Plan. The Participant may elect to have the entire portion, if any, of the account held in the WellPoint Stock Fund paid in whole shares of WellPoint common stock, with fractional shares and any uninvested funds paid in cash. Participant accounts must be distributed by the year following the later of retirement or attainment of age 70 1/2. Upon death, payments are made to the Participant’s beneficiary in the form of a lump-sum payment or in installments.

Participant Loans

Participants may request a loan not in excess of the lesser of: (1) 50% of the vested account balance, or (2) $50,000, less the highest outstanding loan balance during the preceding year. Repayment of loans shall not exceed five years, except for loans used to acquire the Participant’s principal residence. Each loan bears interest equal to the prime lending rate as listed by Reuters plus 1% and is set on the day the loan is approved. Repayments are made by payroll deduction. Participants may have no more than three loans outstanding at any one time.

Forfeitures

Forfeitures of terminated nonvested account balances totaling $58,301 and $49,425 remained in the Plan as of December 31, 2008 and 2007, respectively. Forfeitures of $88,333 were used to reduce Plan Sponsor contributions during 2008.

Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the terms of ERISA. In the event the Plan is terminated, each Participant’s account shall be nonforfeitable with respect to both the Participant’s and the Plan Sponsor’s contributions, and the net assets are to be set aside for the payment of withdrawals to the Participants. The Plan Sponsor has the right to amend the Plan or to suspend matching contributions to the Plan at any time, either permanently or temporarily, for any length of time.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administration of the Plan

Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Plan’s trustee to administer the Plan’s assets. The Vanguard Group, Inc. serves as the Plan’s recordkeeper and provides investment services.

The Plan Sponsor may bear certain costs associated with administering the Plan. These costs are not included in the accompanying financial statements and constitute exempt party-in-interest transactions.

More detailed information concerning the Plan may be found by consulting the summary plan description, which is available from the Plan Sponsor.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles. Accordingly, contributions to the Plan and interest and dividend income are recognized as earned, and realized gains and losses and net unrealized appreciation (depreciation) of fair value of investments are recognized as they occur. Plan benefit payments and withdrawals are recognized when paid.

Use of Estimates

The preparation of financial statements requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments of the Plan are recorded at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements. Participant loans are reported with investments. Interest on Participant loans is reported as investment income.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31 were as follows:

	2008	2007
The Vanguard Group mutual funds:
Prime Money Market Fund	$474,261,008	$403,130,253
Institutional Index Fund	312,434,723	520,552,566
Total Bond Market Index Fund	266,651,168	193,127,223
Wellington Fund	175,316,329	232,033,958
Total International Stock Index Fund	170,814,703	301,383,567
PRIMECAP Fund	147,188,794	229,757,962
Extended Market Index Fund	*	177,115,911
WellPoint, Inc. Stock Fund	176,807,729	386,286,356

*	Does not represent 5% or more of the Plan’s net assets available for benefits for this period.

During the year ended December 31, 2008, the Plan’s investments, including investments bought, sold, and held during the year, depreciated as follows:

Mutual funds	$798,678,686
WellPoint, Inc. Stock Fund	198,215,536

Net depreciation of investments	$996,894,222

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The assets of the Custom Blended Fund (the “Fund”) consist of a group annuity contract with Principal Life Insurance Company and cash equivalents held in the Vanguard Prime Money Market Fund (the “Prime MM Fund”). The effective annual interest rate for the annuity is 3.84%, net of expenses. The annuity is paid to the Plan in annual installments through December 31, 2010, with proceeds reinvested in the Prime MM Fund. The annuity contract does not allow payments to the Plan at times other than its annual installments. Participant withdrawals and transfers from the Fund are not restricted and are paid from the Prime MM Fund assets held by the Fund.

4. Fair Value of Investments

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 157, Fair Value Measurements. FAS 157 does not require any new fair value measurements; rather, it defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The Plan adopted FAS 157 on January 1, 2008. The adoption of FAS 157 did not have an impact on the financial position or investment results of the Plan.

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 provides additional authoritative guidance to assist both issuers and users of financial statements in determining whether a market is active or inactive, and whether a transaction is distressed. The FSP is effective for reporting periods ending after June 15, 2009. We do not expect the adoption of FSP 157-4 to have a material impact on the financial position or investment results of the Plan.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Investments (continued)

Investments recorded at fair value in the statements of net assets available for benefits are categorized based on the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by FAS 157, are as follows:

Level Input:	Input Definition:
Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following methods and assumptions were used to determine the fair value of investments recorded at fair value in the statements of net assets available for benefits.

Money market funds: Valued at cost, which approximates fair value.

Mutual funds: Valued at quoted market prices which represents the net asset value (“NAV”) of shares held by the Plan at year end.

Equity securities: Valued at the quoted market price reported on the active market on which the individual securities are traded on the last business day of the plan year. WellPoint common stock is valued at the closing price on the New York Stock Exchange on the last business day of the year.

Group annuity contract: Valued at fair value by discounting the related cash flows based on the guaranteed yield to maturity of the contract.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Investments (continued)

Life insurance contracts: Valued at the cash surrender value of the policies as reported by the insurer.

Participant loans: Valued at their unpaid balances plus accrued interest, if any, which approximates fair value.

The following table summarizes fair value measurements by level at December 31, 2008 for investments measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
Interest bearing cash	$284,945	$—	$—	$284,945
Money market funds	481,808,267	—	—	481,808,267
Mutual funds	1,614,947,318	—	—	1,614,947,318
WellPoint Stock Fund	—	176,807,729	—	176,807,729
Equity securities	63,164	—	—	63,164
Group annuity contract	—	—	23,602,283	23,602,283
Life insurance contracts	—	—	91,609	91,609
Participant loans	—	—	117,792,102	117,792,102

Total	$2,097,103,694	$176,807,729	$141,485,994	$2,415,397,417

A reconciliation of the beginning and ending balances of assets measured at fair value on a recurring basis using Level III inputs for the year ended December 31, 2008 is as follows:

	Group Annuity Contract	Life Insurance Contracts	Participant Loans
Beginning balance at January 1, 2008	$34,042,588	$110,518	$116,932,066
Additions:
Interest income	1,183,611	–	9,178,342
New loans	–	–	54,104,008
Transfer from other plan	–	–	73,757
Distributions	–	(18,909)	(8,656,518)
Transfer from Level III	(11,623,916)	–	(53,839,553)

Ending balance at December 31, 2008	$23,602,283	$91,609	$117,792,102

The group annuity contract annual installment received December 31, 2008 was invested in the Prime MM Fund and is shown as a transfer from Level III. Loans to participants transferred from Level III consist of loan repayments reinvested in the participants account in Level I funds.

WellPoint 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

5. Related-Party Transactions

The Prime MM Fund within the Custom Blended Fund (see Note 3) may, from time to time, hold amounts insufficient to meet Participants’ requests for transfers out of the Fund or for distributions of their Plan accounts from the Fund. The Plan Sponsor made loans totaling $5,000,000 to the Plan during 2008 to permit Participants’ transfers and distributions from the Fund. The loans were repaid in full on December 31, 2008, upon receipt of the annual annuity installment. The Plan Sponsor made loans totaling $11,340,000 to the Plan during 2007. The loans were repaid in full on December 31, 2007.

As of December 31, 2008, the Plan owned approximately 4,196,718 shares of WellPoint common stock with a fair value of $176,807,729. During 2008, the Plan had net sales of WellPoint common stock totaling $11,235,652.

As of December 31, 2007, the Plan owned approximately 4,403,127 shares of WellPoint common stock with a fair value of $386,286,356. During 2007, the Plan had net sales of WellPoint common stock totaling $144,266,520.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated March 12, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation under Section 501(a) of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated it will take any necessary steps to bring the Plan’s operations into compliance with the Code.

WellPoint 401(k) Retirement Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

EIN: 11-3713086

Plan Number: 003

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, interest rate, collateral and par or maturity value	Current value
*	Touchstone Sands Capital Select Growth Fund Class Y	Mutual fund	$25,406,488

*	Dimensional Fund Advisors US Vector Portfolio	Mutual fund	73,049,393

*	The Vanguard Group Mutual Funds
		Prime Money Market Fund	474,261,008
		Institutional Index Fund	312,434,723
		Total Bond Market Index Fund	266,651,168
		Wellington Fund	175,316,329
		Total International Stock Index Fund	170,814,703
		PRIMECAP Fund	147,188,794
		Extended Market Index Fund	97,298,357
		Windsor II Fund	85,402,006
		Target Retirement 2025 Fund	85,348,832
		Target Retirement 2015 Fund	48,200,300
		Target Retirement 2035 Fund	43,867,902
		Explorer Fund	36,667,433
		Target Retirement Income Fund	16,443,844
		Target Retirement 2045 Fund	14,341,937

			1,974,237,336
*	Custom Blended Fund
		Vanguard Group Prime Money Market Fund	7,547,259
		Principal Group annuity contract	23,602,283

			31,149,542
*	WellPoint Stock Fund		176,807,729

	Brokerage Option Accounts
		Interest bearing cash	284,945
		Common stocks	63,164
		Mutual funds	16,515,109

			16,863,218
*	Participant loans	Interest rates range from 4.0% to 11.0%	117,792,102

	American Mayflower Life Insurance Company	Individual life insurance cash surrender values	91,609

			$2,415,397,417

*	Party-in-Interest

Note: As all investments are participant directed, column (d) is not applicable and has been eliminated.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Committee of ATH Holding Company, LLC has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLPOINT 401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Randal L. Brown
Randal L. Brown
Chairman of the Pension Committee of ATH Holding Company, LLC

Date: June 22, 2009

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm